FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




            NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940



                           PIONEER SMALL COMPANY FUND
                             811-07339 and 33-61869
                           (Exact Name of Registrant)



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                            NOTIFICATION OF ELECTION


         The undersigned open-end registered investment company hereby notifies the Securities and Exchange Commission (the "Commission") that it elects to commit itself to pay in cash all redemptions by any one shareholder of record during any 90-day period up to the lesser of (i) $250,000, or (ii) one percent of the net asset value of the company at the beginning of such period, as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 30th day of October, 1995.



                                                     PIONEER SMALL COMPANY FUND



                                                     By: /s/ John F. Cogan, Jr.
                                                         John F. Cogan, Jr.,
                                                         President



Attest: /s/ Joseph P. Barri
            Joseph P. Barri, Secretary